Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 9 - 2012

April 24, 2012
FOR IMMEDIATE RELEASE

PRELIMINARY METALLURGICAL TESTWORK AT MARBAN INDICATES
FAVOURABLE GOLD RECOVERIES

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex: AZK) is pleased to announce the results of preliminary metallurgical testing for two composite samples from the Marban property conducted by SGS Mineral Services.  Ore cyanidation testing produced results ranging from 95.4% to 97.6% gold recoveries.  The Marban property is located in the Malartic gold camp in the Abitibi Region of Quebec.

Two gold-bearing composite samples were examined at the SGS Mineral Services.  The #1 composite, containing an assay grade of 1.24 grams of gold per tonne, was designed to test the metallurgical response of a lower grade envelope.  The #2 composite, containing an assay grade of 4.59 grams of gold per tonne, was designed to test the metallurgical response of a higher grade envelope.  After 48 hours, gold recoveries ranged from 95.4% to 97.6% for composite #1 and 95.7% to 97.3% for composite #2.  Finer grinding typically increased the gold recovery at the cost of higher cyanide consumption.

Table #1 Ore cyanidation recovery results
Sample	Size P80 (micron)	Recovery 24 hours (%)	Recovery 48 hours (%)	Calculated Head grade (g/t Au)
Comp. 1	173	86.0	95.4	1.19
Comp. 1	83	87.2	96.5	1.15
Comp. 1	62	86.5	97.6	1.24
Comp. 2	153	76.6	95.7	4.95
Comp. 2	82	83.6	97.3	4.82
Comp. 2	62	76.2	97.0	4.90

Gravity separation testing on the #1 composite showed a 41.3% Gravity Recoverable Gold (GRG). Gravity separation testing on the #2 composite showed a 56.5% GRG.  The combination of gravity recovery and cyanidation of the gravity tail did not increase the overall gold recovery. This demonstrates that while this concept could be beneficial from a plant design perspective, gravity recovery is not essential to obtaining good recoveries from these two composites.

News Release – April 24, 2012 Preliminary Metallurgical Testwork at Marban Indicates Favourable Gold Recoveries	Page | 2

Table #2 Gravity recovery
Samples	GRG (Gravity Recoverable Gold) (%)	Gravity concentrate grade (g/t)	Calculated Head grade (g/t Au)
Comp. 1	41.3	756	1.03
Comp. 2	56.5	4061	4.19

Bond ball mill testing indicated that the two composites fell in the medium-soft to medium range of hardness compared to the SGS database (10.1-10.9 kWh/t).

While this test work is preliminary in nature and has only been performed on two composite samples, the Company is very pleased with these initial results which suggest high gold recoveries utilizing conventional processes.

Testing on the residue samples from composite #1 and #2 suggests that acid generation is highly unlikely to occur from these samples.

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option agreement dated July 5, 2010 between NioGold Mining Corporation (“Niogold”) and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Qualified Person and Quality Control

Samples selection, collection and preparation was conducted under the supervision of
Yan Ducharme, M.Sc., P.Geo. (OGQ), Niogold’s Exploration Manager and a Qualified Person as defined by National Instrument 43-101.

Information regarding the metallurgical testwork has been prepared by or under the supervision of Simon Lacasse, eng, Project Officer - Metallurgy of Aurizon Mines Ltd. and a Qualified Person as defined by National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release – April 24, 2012 Preliminary Metallurgical Testwork at Marban Indicates Favourable Gold Recoveries	Page | 3

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information regarding metallurgical testworks with respect to gold recoveries and acid generation on the Marban property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including the assumptions that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities and test work will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.